UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

ADC Therapeutics SA has provided the following information to investors in connection with a public offering of common shares by A.T. Holdings II Sàrl.

Overview

We are a fully-integrated commercial-stage biotechnology company improving the lives of those affected by cancer with our next-generation, targeted antibody drug conjugates (“ADCs”). We have a strong validated technology platform including ADCs we have developed using our decades of experience in this field and our highly potent pyrrolobenzodiazepine (PBD) technology. Additionally, we have a growing toolbox of different components allowing us to work on next-generation ADC products. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse and balanced portfolio and research pipeline. Our commercial franchise comprises one approved product, ZYNLONTA® (loncastuximab tesirine or Lonca). Our objective is to establish ZYNLONTA as the 3L+ DLBCL standard of care while exploring ZYNLONTA in earlier lines of therapy and in combinations to expand our market opportunity and maximize the commercial potential of ZYNLONTA, which we believe has a potential to reach peak sales of $500 million to $1 billion per year. Our clinical-stage PBD-based pipeline consists of three company-sponsored candidates, ADCT-901, ADCT-601 (mipasetamab uzoptirine) and ADCT-212, as well as two clinical-stage candidates, ADCT-602 and ADCT-701, which are being developed in collaboration with our partners. We are also committed to broadening our ADC platform by expanding new antibody constructs and payloads and advancing our differentiated next-generation assets.

Recent Developments

Auven Letter and 365-Day Lockup Agreement

On February 2, 2023, we entered into a letter agreement (the “Auven Agreement”) with A.T. Holdings II Sàrl (“A.T. Holdings II”), which currently beneficially owns 18,330,548 of our common shares, pursuant to which we agreed to assist A.T. Holdings II effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of at least 12,000,000 common shares held by it and to facilitate the potential public offering of such common shares. No other registration rights has been granted to A.T. Holdings II for any other shares.

In consideration for our assistance, A.T. Holdings II agreed that, without our prior written consent, for a period of 365 days from the date of the final prospectus related to the potential public offering, it will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any other securities convertible into or exercisable or exchangeable for our common shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares. The foregoing restrictions do not apply to any transfers or dispositions to affiliates (provided that such recipient enters into a customary lock-up agreement with us), any transfers or dispositions to partners, members, stockholders or other equity holders or those of a subsidiary (provided that such recipient is not the lockup party or an affiliate of the lockup party and such recipient enters into a customary lock-up agreement with us), sales in the potential public offering described above, pledges to Oaktree Fund Administration, LLC (“Oaktree”) pursuant to debt agreements and any transfers to Oaktree upon foreclosure, and transfers in connection with a change-of-control transaction. We, in our sole discretion, may release the common shares and other securities subject to the foregoing restrictions in whole or in part at any time. After the end of the restricted period or if we waive the foregoing restrictions, if A.T. Holdings II sells substantial amounts of common shares in the public market or if the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. In addition, A.T. Holdings II has agreed that, if during the restricted period, we launch and close an underwritten equity primary financing resulting at least $50 million net proceeds (after underwriting discount and commission), it will enter into a customary 90-day lockup agreement with the underwriters of such offering.

A.T. Holdings II has agreed to reimburse us for certain expenses incurred in connection with the registration and public offering of the common shares. We and A.T. Holdings II have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. If the public offering does not occur on or before February 16, 2023, the Auven Agreement will expire on such date.

Oaktree Registration Rights and 365-Day Lockup Agreement

Upon the closing of the public offering pursuant to the Auven Agreement, we expect to enter into a lockup and registration rights agreement (the “Oaktree Agreement”) with Oaktree Fund Administration LLC (“Oaktree”), OCM Strategic Credit Investments S.à r.l., OCM Strategic Credit Investments 2 S.à.r.l., Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P., Oaktree Specialty Lending Corporation, and Pathway Strategic Credit Fund III, L.P. (collectively, the “Counterparties”), pursuant to which we will agree, after a default by A.T. Holdings II and in the event of a foreclosure or other exercise of remedies by the Counterparties on any shares held by A.T. Holdings II pledged to the Counterparties pursuant to the Credit and Security Agreement (as defined below) that are not sold in the public offering described above (such common shares, the “Remaining Shares”), to file after the restricted period described below, if requested by such parties, a registration statement registering for resale under the Securities Act such common shares. We will be required to keep such registration statement effective until all such common shares have been sold, are no longer outstanding, are no longer held by persons entitled to registration rights or until the date that is the three years from the initial effective date of such registration statement. We and the Counterparties will also agree to indemnify each other against certain liabilities, including liabilities under the Securities Act.

In the Oaktree Agreement, the Counterparties will agree that, without our prior written consent, for a period of 365 days from the date of the final prospectus related to the potential public offering pursuant to the Auven Agreement, it will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the

Remaining Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Remaining Shares. The foregoing restrictions do not apply to any transfers or dispositions to affiliates (provided that such recipient enters into a customary lock-up agreement with us), any transfer or dispositions to partners, members, stockholders or other equity holders (provided that such recipient enters into a customary lock-up agreement with us), and transfers in connection with a change-of-control transaction. We, in our sole discretion, may release the common shares subject to the foregoing restrictions in whole or in part at any time. After the end of the restricted period or if we waive the foregoing restrictions, if the Counterparties sell substantial amounts of common shares in the public market or if the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. In addition, the Counterparties will agree that, if during the restricted period, we launch and close an underwritten equity primary financing resulting at least $50 million net proceeds (after underwriting discount and commission), they will enter into a customary 90-day lockup agreement with the underwriters of such offering with respect to the Remaining Shares.

Auven-Oaktree Term Sheet

As disclosed in a filing on Schedule 13D filed by A.T. Holdings II and its affiliates, on December 23, 2022, A.T. Holdings II, as borrower under the certain Credit and Security Agreement, dated April 27, 2020 (as amended, the “Credit and Security Agreement”), Oaktree, as agent (the “Agent”), and the lenders party thereto (the “Lenders”), entered into a forbearance agreement (the “Forbearance Agreement”) pursuant to which the Lenders agreed with respect to the failure to pay at maturity and the non-compliance with the loan to value covenant (the “Specified Defaults”) not to pursue foreclosure proceedings against the common shares pledged as collateral by A.T. Holdings II before January 20, 2023, in order to allow the parties to the Credit and Security Agreement additional time to continue ongoing discussions and regarding the repayment of the obligations under the Credit and Security Agreement.

On February 2, 2023, A.T. Holdings II entered into a binding term sheet with the Agent, on behalf of the Lenders, which sets forth the principal terms of a settlement with respect to the indebtedness under the Credit and Security Agreement (the “Settlement Term Sheet”). Pursuant to the Settlement Term Sheet, the net cash proceeds from the offering pursuant to the Auven Agreement, which shall not be less than $49 million, will be used to repay a portion of A.T. Holdings II’s obligations under the Credit and Security Agreement. In addition, the Lenders and A.T. Holdings II agreed to enter into an amended and restated Credit and Security Agreement (the “Amended Credit and Security Agreement”) within 15 days following the closing of the offering pursuant to the Auven Agreement, which will have a maturity date of April 15, 2024. Pursuant to the Settlement Term Sheet, the Lenders will receive a consent fee, including certain share distributions (the “Share Distributions”) set forth in a distribution agreement to be entered into by A.T. Holdings II, Oaktree and the Lenders, which Share Distributions will be payable following the repayment in full of all obligations under the Credit and Security Agreement and regardless of whether the Amended Credit and Security Agreement is executed and will involve, if the obligations under the Credit and Security Agreement are not repaid in full within 14 days following the closing of the offering pursuant to the Auven Agreement, 25% of the common shares held by A.T. Holdings II after giving effect to such offering and the ADCPS Share Distribution (as defined below), or, if the obligations under the Credit and Security Agreement are repaid in full within 14 days following the closing of the offering pursuant to the Auven Agreement, 15% of the common shares held by A.T. Holdings II after giving effect to such offering and the ADCPS Share Distribution. The forbearance period for the Credit and Security Agreement was extended to February 6, 2023, and if the offering pursuant to the Auven Agreement is consummated on or before February 6, 2023, and the net proceeds from such offering are applied in accordance with the Settlement Term Sheet and no other breach of the Settlement Term Sheet or the financing documents in connection with the Credit and Security Agreement has occurred, the forbearance period will be extended to February 21, 2023. Further, A.T. Holdings II will use best efforts to cause ADC Products Switzerland Sàrl to effectively distribute all common shares held by it to its shareholders, including A.T. Holdings II, on a pro rata basis within a reasonable timeframe (the “ADCPS Share Distribution”), and any such shares distributed to A.T. Holdings II will remain subject to a perfected first-priority security interest in favor of the Agent. The Settlement Term Sheet further provides that A.T. Holdings II and the Lenders will enter into the Auven Agreement and the Oaktree Agreement, respectively, each of which contains certain lock-up obligations as described above. The Lenders’ obligations under the Settlement Term Sheet are subject to various conditions precedent, including receipt of the cash proceeds from the offering pursuant to the Auven Agreement, approval of A.T. Holdings II’s liquidator and execution of the distribution agreement and the Oaktree Agreement.

If transactions contemplated by the Settlement Term Sheet are not effected, A.T. Holdings II defaults on its obligations under the Settlement Term Sheet or agreements contemplated by the Settlement Term Sheet, or a default or event of default under the Credit and Security Agreement or Amended Credit and Security Agreement occurs, the Lenders may foreclose against common shares pledged as collateral by A.T. Holdings II.

Preliminary Results as of, and for the Three Months Ended, December 31, 2022

Although our financial results as of, and for the three months, ended December 31, 2022 are not yet final, the following unaudited information reflects our preliminary expectation with respect to such results based on information currently available to management. The preliminary financial information included herein reflects management’s estimates based solely upon information available to us as of the date of this filing and is the responsibility of management. The preliminary consolidated financial results presented are not a comprehensive statement of our consolidated financial results as of, and for the three months ended, December 31, 2022. In addition, the preliminary consolidated financial results presented below have not been audited, reviewed, examined, compiled, nor applied agreed-upon procedures by our independent registered public accounting firm, PricewaterhouseCoopers SA. Accordingly, PricewaterhouseCoopers SA does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information. The preliminary financial results presented below are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results as of, and for the three months ended, December 31, 2022 are not available. During the course of the preparation of the respective consolidated financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated consolidated financial results presented below may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. These estimates constitute forward-looking statements. See “Forward-Looking Statements” below.

Subject to quarter-end closing adjustments, we expect that product revenues, net, will be approximately $19.8 million for the three months ended December 31, 2022, as compared to $17.0 million for the same period in 2021, representing a period-over-period increase of 16.5%. This increase is primarily attributable to higher volume of vials sold, partially offset by higher gross-to-net sales deductions.

Implementing regulations went into effect on January 1, 2023, for the Infrastructure Investment and Jobs Act’s requirement for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose container or single-use package drugs) to provide annual refunds if those portions of the dispensed drug that are unused and discarded exceed an applicable percentage defined by statute or regulation. We expect that these regulations will result in a mid-to-high single-digit percentage point increase in gross-to-net sales deductions for 2023 compared to 2022. Nonetheless, we continue to expect double-digit growth for our product revenues for 2023 as compared to 2022.

Subject to quarter-end closing adjustments, we expect that cash and cash equivalents will be approximately $326.4 million as of December 31, 2022.

Tax Matters

PFIC Status

Due to the fluctuations in the price of our common shares, we believe we may have been a passive foreign investment company (“PFIC”) for our 2022 taxable year, and there is a risk that we will be a PFIC for 2023 or any future taxable year, which could subject U.S. investors in our shares to significant adverse U.S. federal income tax consequences.

If we are a PFIC for any taxable year during which a U.S. investor owns our common shares, the U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless certain elections are made. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” (“QEF”) election or, in some circumstances, a “mark-to-market” election. We may provide the information necessary for U.S. holders to make QEF elections if we were treated as a PFIC for any taxable year, although, there is no assurance that we will do so.

Foreign Tax Credits

Recently released Treasury regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for the benefits of the income tax treaty between Switzerland and the United States should consult their tax advisers regarding the creditability or deductibility of any Swiss taxes imposed on dividends on, or dispositions of, common shares.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to: the Company’s ability to continue to commercialize ZYNLONTA® in the United States and future revenue from the same; Swedish Orphan Biovitrum AB (Sobi®) ability to successfully commercialize ZYNLONTA® in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; our strategic partners’, including Mitsubishi Tanabe Pharma Corporation and Overland Pharmaceuticals, ability to obtain regulatory approval for ZYNLONTA® in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the Company’s expectations regarding the impact of the Infrastructure Investment and Jobs Act; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 2, 5 and 9, ADCT 901, 601 and 212, the timing and outcome of regulatory submissions and actions by the FDA or other regulatory agencies with respect to the Company’s products or product candidates; projected revenue and expenses; the Company’s indebtedness, including Healthcare Royalty Management and Blue Owl and Oaktree facilities, and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; the parties’ ability to consummate the transactions contemplated by the Auven Agreement, the Oaktree Agreement and the Settlement Term Sheet; any defaults on its obligations by A.T. Holdings II; the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities;

fluctuations in the price of our common shares which may impact whether or not we are or will be a PFIC and other statements regarding matters that are not historical facts, and involve predictions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company’s Annual Report on Form 20-F and in the Company's other periodic reports and filings with the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256807, 333-267293 and 333-267295) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: February 2, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Authorized Signatory